Exhibit 99.1

China Mass Media Announces Pricing of Initial Public Offering of its American Depositary Shares

BEIJING--(BUSINESS WIRE)--China Mass Media International Advertising Corp. (“China Mass Media” or the “Company”) (NYSE Arca: CMM), a leading independent television advertising company in China announced the pricing of its initial public offering of 7,212,500 American Depository Shares (ADS) at US$6.80 per ADS. Each ADS represents thirty ordinary shares. The ADSs began trading on the New York Stock Exchange under the ticker symbol “CMM” on August 4th, 2008.

The entire offering of 7,212,500 ADSs is being offered by China Mass Media. The Company further granted the underwriters an option to purchase up to 1,081,875 ADSs to cover over-allotments. The net proceeds from the offering will be used to fund the Company’s potential acquisitions of complementary media businesses, to increase the Company’s sales, marketing and production capabilities and for general corporate purposes including capital expenditures such as expanding available advertising time slots on television networks, purchase of premises.

Merrill Lynch & Co. acted as the sole bookrunner and Oppenheimer & Co. acted as the co-lead manager and BMO Capital Markets acted as the co-manager for the offering.

The U.S. Securities and Exchange Commission has declared China Mass Media’s registration statement relating to these securities to be effective. This news release does not constitute an offer to sell or a solicitation of an offer to buy the securities described, nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state or jurisdiction.

The offering of the securities is made only by means of a prospectus, copies of which, may be obtained from Merrill Lynch, Pierce, Fenner & Smith Incorporated, c/o Prospectus Department, 4 World Financial Center, 250 Vesey Street, New York, NY 10080.

About China Mass Media International Advertising Corp.

With its principal executive offices in Beijing, China Mass Media International Advertising Corp. is a leading independent television advertising company in China. The company provides a full range of integrated television advertising services, including advertising agency services, special events services to China Central Television, or CCTV, and production and sponsorship services. For its advertising agency services, the company obtains advertising time slots on selected nationally broadcast television channels of CCTV, China’s largest television network, and procure advertisers to place advertisements during such time slots. The company also assists CCTV in the sales and marketing of advertising time slots in connection with major sporting events broadcast on CCTV. For its production and sponsorship services, the company designs, produces and packages content for public service announcements or commercial advertisements. In addition, the company solicits sponsors for the public service announcements it produces and arranges for such announcements, as well as announcements supplied by certain of its clients, to be broadcast on CCTV.

Safe Harbor Statement:

This press release includes statements that may constitute forward-looking statements made pursuant to the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. The forward-looking statements involve a number of risks and uncertainties.

A number of factors could cause the Company’s actual results, performance, achievements or industry results to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Additional information concerning factors that could cause actual results to materially differ from those in the forward-looking statements is contained in the Securities and Exchange Commission filings of the Company.

For further information about China Mass Media, please visit http://www.chinammia.com.

CONTACT:
China Mass Media
Julie Sun, +86-10-8809 1050
Vice President of Corporate Development
juliesun@chinammia.com
or
Christensen
Tip Fleming, +852 9212 0684
tfleming@ChristensenIR.com
or
Linda Bergkamp, +1-480-614-3004
lbergkamp@christensenIR.com